Exhibit (a)

8081 Arco Corporate Dr. Suite 400 Raleigh, NC 27617 Telephone: 919-941-9777 Fax: 919-941-9797 www.inspirepharm.com

Inspire Pharmaceuticals Employee FAQs

Contents
The Transaction	1
About Merck	2
Human Resources/Employee Benefits	3
Customers	3
Communication	4
Next Steps	4
Forward Looking Statements	5

The Transaction

1. What did Inspire announce?

On April 5th, we announced that Inspire Pharmaceuticals and Merck entered into a definitive agreement under which Merck will make a cash tender offer for all of Inspire’s outstanding common stock at a price of $5.00 per share. The tender offer represents a 26% premium to the closing price of Inspire stock on April 4, 2011, the last trading day before public announcement of the proposed transaction.

2. What is a “tender offer”?

With a tender offer, a buyer offers to purchase the shares of a company at a specific price. A certain percentage of shares must be tendered to complete the acquisition. If the tender offer is successful, it will be followed by a “second step merger” in which all remaining shares (other than shares held by stockholders who properly exercise statutory appraisal rights) will be acquired by the purchaser at the same cash price per share paid in the tender offer.

3. What will happen to Inspire?

We will work to obtain the required regulatory approvals necessary to complete this transaction, which we expect to occur in the second quarter of 2011. Upon completion of the acquisition, Inspire will become a wholly owned subsidiary of Merck. Upon completion of the transaction, Inspire’s stock will cease trading on NASDAQ.

4. How will this transaction affect Inspire employees?

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Merck continues to build upon its long-term commitment to improving therapeutic options for the treatment of eye diseases. They have great respect for our talent and recognize that it is the people of Inspire who have made this company the success it is today. Upon completion of the deal, Merck plans to capitalize on the skills and experience of the talent from both organizations to help establish long-term success.

Significant work remains to understand how to best integrate Inspire’s business and people into Merck after the deal is completed, and a lot of details remain unresolved. We understand that this creates uncertainty for our teams. We remain committed to treating all employees with respect and dignity and, as appropriate and permissible under the law, will continue to keep you informed regarding the process by which staffing decisions will be made as soon as the information is available. For now, it’s critical that all Inspire employees stay focused on their job responsibilities during this time as we take the first steps toward an exciting future together.

About Merck & Strategic Benefits

6. Who is Merck?

Merck is a multi-billion dollar, worldwide, leading pharmaceutical company with a diverse portfolio, including a strong legacy within the ophthalmic therapeutic area (COSOPT®, TRUSOPT®, etc.).

In March, 2011, Merck announced that the New Drug Application (NDA) for SAFLUTAN® (tafluprost), an investigational preservative-free prostaglandin analogue ophthalmic solution, had been accepted for standard review by the U.S. Food and Drug Administration (FDA).

SAFLUTAN is the proposed trade name for tafluprost in the United States.

Merck submitted the NDA to support the proposed use of SAFLUTAN™ for the reduction of elevated intraocular pressure (IOP) in patients with primary open-angle glaucoma or ocular hypertension. SAFLUTAN is believed to help increase the fluid drainage that occurs through the root of the iris in the eye (this fluid is also known as aqueous humor). SAFLUTAN is currently approved in several European countries, including the United Kingdom, Spain and Italy. Additional launches in other countries are expected, pending regulatory approvals.

Merck has approximately 94,000 employees worldwide (as of December 31, 2010) and is a publicly-traded company listed on the NYSE (MRK).

7. Why is Merck acquiring Inspire?

Merck’s acquisition of Inspire Pharmaceuticals is a fantastic opportunity for Merck to continue playing an important role in appropriately helping customers attain health outcomes in the treatment of eye diseases. This transaction is about developing a stronger presence and sustainable growth within eye care.

Since TRUSOPT® and COSOPT® went generic in late 2008/early 2009, Merck has not fielded an ophthalmic sales force. With the pending approval of SAFLUTAN, Inspire allows Merck to

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have an instant presence within the eye care market and add to its ophthalmic options with AZASITE® - broadening its eye care therapeutic offerings (glaucoma, ocular surface).

8. Why did Inspire accept this offer? What are the benefits?

This transaction is about developing a stronger presence and sustainable growth within eye care. In the coming days, Inspire will file with the Securities and Exchange Commission and send to its stockholders the recommendation of the board of directors in favor of the transaction with Merck. This document will contain, among other things, the reasons that the board of directors determined that the transaction is in the best interests of the stockholders of Inspire. We encourage you to read that document once it becomes available.

Human Resources / Employee Benefits

9. How will this transaction affect my job now?

Over the course of the next few weeks, we will be in discussion with Merck to gain clarity around future integration and what this will look like for Inspire’s current staff. In the meantime, it is critical for all Inspire employees to remain focused on their jobs and the achievement of our annual objectives and goals as we move forward.

10. What happens to my salary, bonus program, benefits, etc.?

Again, as we are in discussion with Merck over the next few weeks, we will gain more clarity regarding your compensation and benefits. For today, there are no changes to your current compensation and benefits.

11. What happens to my current equity holdings (e.g. vested and unvested stock options and/or RSUs)?

All options to purchase shares of common stock that are currently unvested will vest and become exercisable, all restrictions on restricted stock units will lapse, and all options and restricted stock units will be cancelled upon the completion of the tender offer, such that following the completion of the tender offer you will no longer hold any options or restricted stock units. In exchange for the cancellation of options, following the completion of the tender offer, each holder of an option will be entitled to receive an amount in cash equal to the number of shares of common stock subject to the option multiplied by the excess, if any, of the tender offer price of $5.00 per share over the exercise price of the option. In exchange for the cancellation of restricted stock units, each holder of a restricted stock unit will be entitled to receive an amount in cash equal to the number of shares subject to the restricted stock unit multiplied by the tender offer price of $5.00 per share. As always, you will be responsible for any Federal and state tax liability associated with the transaction.

Customers

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13. How does the transaction affect our partners? What about our supplier and manufacturing relationships?

We expect that existing relationships with partners, suppliers and all other stakeholders will remain unchanged at this time.

14. How is this transaction good for our HCPs?

We believe the combined talent and resources of both companies will provide powerful resources and scale leading to better ways to develop, commercialize and deliver new products.

Communication

15. What should I say if I’m asked about the transaction?

As always, should you be contacted by members of the media, investors or other interested third parties regarding this transaction, it is important that you forward such calls, emails or other communication to Jenny Kobin, Vice President, Investor Relations and Corporate Communications at 919.287.1219 or jkobin@Inspirepharm.com, and Cara Amoroso, Associate Director, Corporate Communications at 919.287.1266 or camoroso@Inspirepharm.com. It is also important not to speculate on rumors around the office or on stories in the media.

All internal communications on this matter must remain confidential, and emails should not be forwarded to anyone outside of Inspire including customers, partners, vendors, Merck employees, investors or media.

No employee is authorized to speak to any member of the media or investment community or at any third-party conference or event without the appropriate internal approvals.

16. Can we discuss this transaction with Merck employees?

No. Remember that Merck remains a separate competitive business until the completion of the transaction; this means you must not exchange any information that you would not ordinarily disclose to another firm or engage in any work that actually integrates the two businesses.

Next Steps

17. What are the next steps? How long before the transaction closes?

We will work to obtain the required regulatory approvals necessary to complete this transaction. During this time, Inspire and Merck will continue conducting their businesses as usual. The acquisition is subject to the satisfaction of customary closing conditions, including receipt of regulatory clearances. Assuming these conditions and clearances are met, we expect the transaction to be completed in the second quarter of 2011.

18. What happens if the transaction doesn’t close?

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In the unlikely event that the transaction does not move forward as intended, Inspire and Merck will continue to operate independently. This is one reason why all employees (of Inspire and Merck) are required to maintain confidentiality and adhere to approved talking points in conversations with HCPs and others outside the company.

19. When can we expect to hear additional information about the integration?

We will provide ongoing communication about the integration as it becomes available. At any time, we encourage you to contact your ILT member with any additional questions you may have.

20. What can employees expect over the coming weeks and months?

We expect the transaction to be completed in the second quarter of 2011, and we will update you as appropriate through various, dedicated communication vehicles. From an operational standpoint, it is business as usual. It is important that we all remain focused on our objectives and continue working with the same level of passion and commitment that has created our success to date.

21. If I have additional questions, who can I ask?

We encourage you to speak with your ILT member or Human Resources. We will share additional information on the transaction on an ongoing basis.

Forward Looking Statements; Tender Offer Information

Forward Looking Statements

This document contains “forward-looking statements” that involve significant risks and uncertainties. All statements other than statements of historical fact are statements that could be deemed forward-looking statements, including: statements regarding the anticipated timing of filings and approvals relating to the transaction; statements regarding the expected timing of the completion of the transaction; statements regarding the ability to complete the transaction considering the various closing conditions; any statements of expectation or belief; and any statements of assumptions underlying any of the foregoing. Investors and security holders are cautioned not to place undue reliance on these forward-looking statements. Actual results could differ materially from those currently anticipated due to a number of risks and uncertainties. Risks and uncertainties that could cause results to differ from expectations include: uncertainties as to the timing of the tender offer and related merger; uncertainties as to how many of Inspire’s stockholders will tender their stock in the tender offer; the risk that competing offers will be made; the possibility that various closing conditions for the transaction may not be satisfied or waived, including that a governmental entity may prohibit, delay or refuse to grant approval for the consummation of the transaction; the effects of disruption from the transaction making it more difficult to maintain relationships with employees, licensees, other business partners or governmental entities; other business effects, including the effects of industry, economic or political conditions outside of Inspire’s control; transaction costs; actual or

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contingent liabilities; and other risks and uncertainties discussed in documents filed with the U.S. Securities and Exchange Commission by Inspire, as well as the tender offer documents to be filed by a subsidiary of Merck and the Solicitation/Recommendation Statement to be filed by Inspire. Inspire does not undertake any obligation to update any forward-looking statements as a result of new information, future developments or otherwise, except as expressly required by law.

Tender Offer Information

The tender offer for the outstanding shares of Inspire common stock and the associated preferred stock purchase rights has not yet commenced. This document is neither an offer to purchase nor a solicitation of an offer to sell any securities. The solicitation and the offer to buy shares of Inspire common stock will be made pursuant to an offer to purchase and related materials that a subsidiary of Merck intends to file with the U.S. Securities and Exchange Commission.

At the time the tender offer is commenced, a subsidiary of Merck will file a Tender Offer Statement on Schedule TO with the U.S. Securities and Exchange Commission, and concurrently with such filing or thereafter Inspire will file a Solicitation/Recommendation Statement on Schedule 14D-9 with respect to the tender offer. The tender offer Statement (including an Offer to Purchase, a related Letter of Transmittal and other offer documents) and the Solicitation/Recommendation Statement will contain important information that should be read carefully and considered before any decision is made with respect to the tender offer. These materials will be sent free of charge to all stockholders of Inspire. In addition, all materials filed or furnished by the Inspire, Merck or its subsidiary making the offer with the U.S. Securities and Exchange Commission will be available at no charge from the U.S. Securities and Exchange Commission through its website at www.sec.gov. Investors and security holders may also obtain free copies of the documents filed with or furnished to the U.S. Securities and Exchange Commission by Inspire at www.inspirepharm.com.

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